Continental

Press Release

Not to be released before Wednesday, April 5, 2006, 4:00 pm

Continental Opens Tire Plant in Brazil

- **Capacity of up to 6 million car and 700,000 commercial vehicle tires**
- **Production mainly for NAFTA region**

Hanover/Camaçari, April 5, 2006. Eighteen months after cornerstone laying ceremonies, Brazil's president Luis Inacio Lula da Silva and Manfred Wennemer, Executive Board chairman of Continental AG, Hanover, today officially opened Continental's new tire plant in Brazil. "Erection of this plant in Bahia marks a further step in our involvement in growth markets. At the same time, we are remaining true to our strategy of further expanding production at low-cost locations," declared Wennemer.

By the end of 2006, the new plant will be turning out 9,000 car tires a day; in the first half of 2007 daily output will be upped to 14,000 units. Production of commercial vehicle tires will get under way in July, with an estimated daily output of 1,000 tires by the end of 2006 and as many as 1,700 units a day by the end of the coming year. With a capacity of 6 million car and 700,000 commercial vehicle tires, the plant in Camaçari will supply mainly the NAFTA region. "The new low-cost production capacities play a key role in our concept for the future passenger tire business in the loss making NAFTA region. At the same time, the capacities allow for profitable growth," stressed Wennemer.

The new factory, with 500,000 m² in floor space, was built on an 800,000-m² site in the Camaçari industrial park near Salvador in the Brazilian state of Bahia. Total investment costs amount to US$260 million. The factory will generate a total of 1,000 jobs directly and 4,900 indirectly. By December the number of employees will climb from 282 at present to 700; the workforce will expand to 900 in the course of 2007.

"The new plant has profited not only from the use of the latest technology but also from a training program for 189 employees at various locations outside of Brazil, primarily in Portugal and Germany as well as in the USA, the Czech Republic and Slovakia," said Dr. Christian Meinecke, manager of the tire plant project.

"One of our most important goals is that of seeing to it that the workforce has the requisite qualifications," noted Meinecke. The Centro Educacional e Tecnológico de Camaçari (Camaçari training and technology center) collaborated in preparing the workers. The center is jointly sponsored by the state of Bahia and the local city administration. "Last year, 120 workers took part in this program and next year 350 will be involved," continued Meinecke.

Pedro Carreira, tire plant manager, explained: "Continental maintains the same high quality demands in all its plants worldwide. The products from the Camaçari plant are thus just as high quality as the products from Germany. This represents a major competitive differentiation – not only for the Brazilian market but also for the Latin American. The inauguration of this initial Continental tire plant in Brazil shows that we are sticking to the clear course of expansion we have adopted."

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation realized sales of EUR13.8 billion. At present it has a worldwide workforce of approximately 80,000.

Anne Pfeffer
Press Officer
Continental AG
Vahrenwalder Straße 9
30165 Hanover
Phone: +49 511 938-1364
Fax: +49 511 938-1055
E-mail: prkonzern@conti.de

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